January 21, 2005



Mail-Stop 0408
Via facsimile and U.S. Mail (864) 250-2359

Mr. Lawrence R. Miller
Chief Executive Officer
Independence Bancshares, Inc.
420 North Pleasantburg Drive
Greenville, SC  29607

	Re:  Independence Bancshares, Inc.
                    Form SB-2, filed December 21, 2004
	        File No. 333-121485

Dear Mr. Miller:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
1. Please revise to add sections for the "Plan of Distribution"
and
"Determination of the Offering Price" to the Table of Contents in
the
Prospectus and include therein the information required by Items
504
and 508 of Regulation S-B. We note that you have much of the information disaggregated in the Prospectus, but the staff believes that due to the type of offering, the information should be included in the Table of Contents and in separate sections.

Prospectus Cover Page
2. Add the warrants to the top of the Prospectus, right below the shares being offered as well as on the back cover page.
3. Supplementally advise the staff and revise the first paragraph on
page 9 ("The Offering") to indicate the reasons you might accept subscriptions for more than 50,000 shares and might also accept those for less than 100 shares. In addition, who will make the decision?
4. Revise the third sentence of the third paragraph to clarify that
only 410,000 will be issued. In addition, revise the penultimate sentence therein to clarify that if all 2,500,000 shares and 410,000 warrants are sold, organizers will own ___% and if only 1,500,000 and
410,000 warrants are sold, they will own __% of the outstanding stock. In addition, if the organizers have a priority for all of the shares, so state.

Prospectus Summary - page 1
Why We Are Organizing
5. Revise the first and second paragraph to indicate the source of the facts presented, e.g., management`s belief, 2000 U.S. Census reports, etc.

Risk Factors - page 5
6. Revise to move the risk factors to after, "The Offering" currently beginning on page 10.
7. Revise the third risk on page 5 to disclose the primary requirements for approval of both the bank holding company as well as the bank.
8. Revise the fourth risk on page 5 to indicate the approximate monthly losses or costs anticipated in the event of delays in receiving regulatory approval.
9. Revise the second full risk on page 6 to indicate whether or not the Company will attempt to obtain a sponsoring broker/dealer for listing on the OTCBB.
10. Revise the last risk on page 6 to clarify that the holding company will have no operations and therefore can only pay dividends to shareholders if it receives dividends form the Bank.

The Offering - page 10
11. Revise the fourth paragraph to briefly discuss the allocation of shares in the event of an oversubscription. Will a pro rata for non-organizers be used? If so, disclose. If not, so state and explain the process and who will decide the allocation.
12. Noting the holding of funds until escrow is broken, which may not be until December 31, 2005 and noting the indication that accepted offers may be rejected until escrow is broken, revise herein to disclose that when a subscription is rejected, the funds will be promptly returned. In addition, add a risk factor with a caption similar to, "Investor funds may be held until December 31, 2005 and subscriptions may be rejected until that time with no interest being paid".

Plan of Distribution - page 11
13. Revise the first paragraph to state that if a broker/dealer is engaged to participate in the offering; a post-effective amendment will be filed, naming the broker/dealer and the terms of their compensation.

Use of Proceeds - page 13
14. Revise to indicate the line of credit outstanding as of the most recent practicable date and include that as a use of proceeds in the narrative and the table, if material.

Proposed Business
Deposit Services - page 24
15. Revise to indicate whether or not the Bank will seek to attract what are commonly called, "Brokered deposits".

Employees - page 25
16. Revise to indicate the functions of the employees, e.g., 5 will be in lending, 2 in admin, etc. In addition, either add a subsection or disclose herein what services will be outsourced, such as, credit review, servicing loans, etc.

Accounting Comments
Form SB-2
General

17. Please consider the updating requirements of Item 310(g) of Regulation S-B when you file your next amendment to the registration statement.

18. Please include an updated and signed accountants` consent in any pre-filing amendments.

Interest rate sensitivity and liquidity - page 17
19. Please revise your liquidity section to discuss your current funding situation. Revise to discuss the organizer contribution deposits recorded on your balance sheet, as well as the line of credit and the organizer guarantees described in footnote 3.

Lending Activities - page 20

20. Please revise page 21 to disclose how you initially determined that the allowance for loan loss will be approximately 1.30% of the average outstanding balance of loans.

Management`s Discussion and Analysis of Financial Condition or
Plan
of Operations General
21. Please revise to include any recent accounting pronouncements that are not yet effective which may have an effect on the financial statements. Refer to SAB No. 74.

Financial Statements
Note 1 - Summary of Significant Accounting Policies And Activities
-
page F-7

22. Please revise to include your policies for furniture and equipment, accounting for warrants and options and other items significant to your business in its startup phase.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Heather Schimkaitis at (202) 824-5342 or Amit Pande at (202)
942-
2952.  All other questions may be directed to Michael Clampitt at
(202) 942-1772 or to me at (202) 942-1760.

						Sincerely,


						Todd Schiffman
						Assistant Director


CC: 	Via Facsimile: (864) 250-2359
	Neil E. Grayson, Esq.
	Nelson Mullins Riley &Scarborough, LLP
	104 South Main Street
	Greenville, SC 29601

??

??

??

??

BofI Holding, Inc.
Page 5